Filed pursuant to Rule 433

Registration No. 333-202916

July 27, 2017

Valley National Bancorp

4,000,000 Shares of Preferred Stock

5.50% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B

Term Sheet

Issuer:	Valley National Bancorp (the “Company”)

Security:	5.50% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B of the Issuer (the “Preferred Stock”)

Principal Amount:	$100,000,000 (4,000,000 shares of Preferred Stock)

Over-allotment Option:	$15,000,000 (600,000 shares of Preferred Stock)

Liquidation Preference:	$25.00 per share of Preferred Stock

Expected Rating:	S&P: BB+ (NEG)
DBRS: BBBL (STABLE)
A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating

Trade Date:	July 27, 2017

Settlement Date (T+5):	August 3, 2017

Maturity Date:	Perpetual

Dividend Rate (Non-Cumulative):	From August 3, 2017 to, but excluding, September 30, 2022, at a rate of 5.50% per annum, and from and including September 30, 2022 until the redemption date (if any) at a floating rate equal to three-month LIBOR plus a spread of 357.8 bps (3.578%) per annum, in each case, only when, as and if declared

Dividend Payment Dates:	March 30, June 30, September 30, and December 30 each year, commencing September 30, 2017

Day Count Convention:	30/360 to but excluding September 30, 2022, and, thereafter, a 360-day year and the number of days actually elapsed

Redemption Provision:	The Company may redeem the Preferred Stock (i) in whole or in part, from time to time, on any dividend payment date on or after September 30, 2022, at a redemption price equal to $25 per share of Preferred Stock, plus any declared and unpaid dividends, without accumulation of any undeclared dividends, to but excluding the redemption date or (ii) in whole but not in part, at any time within 90 days following a “regulatory capital treatment event,” as described in the preliminary prospectus supplement, dated July 27, 2017, at a redemption price equal to $25 per share of Preferred Stock, plus any declared and unpaid dividends, without accumulation of any undeclared dividends, to but excluding the redemption date. The holders of the Preferred Stock will not have the right to require redemption or repurchase of the Preferred Stock

Listing:	The Company intends to list the Preferred Stock on the NYSE under the ticker VLYPRB. If the application is approved, trading of the Preferred Stock on NYSE is expected to commence within a 30-day period after the original issuance date of the Preferred Stock

Public Offer Price:	$25.00 per share Preferred Stock

Underwriting Discounts and Commissions (1):	3.15% / $0.7875 per share Preferred Stock

Proceeds to the Company (before expenses) (2):	$96,850,000 (excluding any exercise of the over-allotment option)

CUSIP/ISIN:	919794305 / US9197943056

Book-Running Manager:	Keefe, Bruyette & Woods, Inc.

Co-Manager:	Hovde Group, LLC

The Company has filed a shelf registration statement (File No. 333-202916) (including base prospectus) and related preliminary prospectus supplements dated July 27, 2017 with the Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement, and related applicable preliminary prospectus supplement and any other documents that Valley has filed with the SEC for more information about Valley and the offerings. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Keefe, Bruyette & Woods, Inc. toll-free at 800-966-1559.

(1)	To the extent of sales to certain institutions, the total underwriting commissions will be less than the total shown above.
(2)	To the extent of sales to certain institutions, the net proceeds will be more than the total shown above.